Filed Pursuant to Rule 424(b)(3)

Registration No. 333-132571

UNITS OF BENEFICIAL INTEREST

AMERICAN BAR ASSOCIATION MEMBERS / STATE STREET COLLECTIVE TRUST

Prospectus Supplement Dated October 4, 2006

to Prospectus Dated April 18, 2006

INTRODUCTION

This is a Supplement to the Prospectus dated April 18, 2006 (the “Prospectus”), for units of beneficial interest in the American Bar Association Members/State Street Collective Trust (the “Collective Trust”). This Supplement describes changes, with respect to the Collective Trust, affecting the Mid-Cap Value Equity Fund, expected to be effective on or about November 1, 2006.

Generally, terms not defined in this Supplement which are defined in the Prospectus have the same meanings given to such terms in the Prospectus. This Supplement should be read together with the Prospectus, which previously was sent to you. Upon written or oral request, State Street Bank and Trust Company of New Hampshire (“State Street”), a subsidiary of State Street Bank and Trust Company (“State Street Bank”), will provide you with a copy of the Prospectus, without charge. You can request the Prospectus from State Street by writing to the ABA Retirement Funds, Post Office Box 5142, Boston, Massachusetts 02206-5142 or by calling (800) 348-2272; or from the Web site of the ABA Retirement Funds program (the “Program”) at www.abaretirement.com, where you also can access an electronic version of the Prospectus.

CHANGES TO MID-CAP VALUE EQUITY FUND

As described in the Prospectus, State Street retains various Investment Advisors to advise it with respect to certain of the Funds maintained under the Collective Trust as investment options under the Program. State Street generally may remove an Investment Advisor and may appoint new Investment Advisors upon consultation with ABA Retirement Funds (formerly called the American Bar Retirement Association), as sponsor of the Program. State Street has determined to change the Investment Advisor for the Mid-Cap Value Equity Fund, as described below. The disclosure under the subcaption “Investment Advisor” below is intended to replace the disclosure in the first paragraph appearing beneath such subcaption under “Mid-Cap Value Equity Fund” on page 41 of the Prospectus.

Investment Advisor. Since July 2002, the Investment Advisor retained by State Street to provide investment advice and arrange for the execution of purchases and sales of securities for the Mid-Cap Value Equity Fund has been Ariel Capital Management, LLC (“Ariel”). Effective on or about November 1, 2006, the Investment Advisor to State Street with respect to the Mid-Cap Value Equity Fund will be changed by the replacement of Ariel with a new Investment Advisor, Wellington Management Company, LLP (“Wellington Management”).

Wellington Management Company, LLP. Wellington Management traces its roots to 1928 and focuses its resources on managing investments for institutional clients. It employs a broad range of investment approaches that cover the major liquid asset classes and a multitude of currencies. Wellington Management is an independent, private partnership, with ten offices around the world. Its principal place of business is 75 State Street, Boston, Massachusetts 02109. As of December 31, 2005, Wellington Management had approximately $520.7 billion of client assets under management.

CHANGES TO DEDUCTIONS AND FEES

INVESTMENT ADVISOR FEES. As described in the Prospectus on pages 76 to 78 under the caption “Investment Advisor Fees,” a fee is paid to each Investment Advisor based on the assets allocated to that Investment Advisor. These fees are accrued on a daily basis and paid monthly from the assets of the respective Funds. The fees payable to Investment Advisors for Funds other than the Mid-Cap Value Equity Fund are not changed. Upon completion of the change in the Investment Advisor to the Mid-Cap Value Equity Fund described above, the Investment Advisor Fees payable to Wellington Management will be at the following annual rates:

Value of Assets in the Mid-Cap Value Equity Fund Allocated to Wellington Management Company, LLP	Rate
First $25 Million	.75%
Next $25 Million	.65%
Over $50 Million	.55%

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